United States securities and exchange commission logo





                             June 8, 2023

       Anil Mathews
       Chief Executive Officer
       Near Intelligence, Inc.
       100 W Walnut St., Suite A-4
       Pasadena, CA 91124

                                                        Re: Near Intelligence,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 10, 2023
                                                            File No. 333-271795

       Dear Anil Mathews:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed May 10, 2023

       Cover Page

   1. We note your disclosure that the Sponsor paid $1.00 per Private Placement Warrant. For each of the additional
securities being registered for resale, disclose the price that the selling securityholders
paid for such securities.
   2. We note the significant number of redemptions of your common stock in connection with your business
combination and that the shares being registered for resale will constitute a considerable percentage
of your public float. Revise your cover page to disclose the percentage that the
shares you are registering currently represent of the total number of your shares
outstanding. Address the fact that you are engaged in multiple securities offerings on separate
registration statements and quantify how this will impact your public float. It also appears
that some or most of the shares being registered for resale were
 Anil Mathews
Near Intelligence, Inc.
June 8, 2023
Page 2
         purchased by the selling securityholders for prices considerably below the current market price of your common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your common stock.
Risk Factors, page 9

3. Please add risk factor disclosure that discusses how you are engaged in multiple offerings of your securities and address how this may impact the market price of your securities. To provide context, disclose the total number of securities being offered.
4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. To illustrate this risk, disclose the purchase prices of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
43

5. Please expand your discussion to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact
         the market price of the company   s common stock.
Liquidity and Capital Resources, page 56

6. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the Business Combination. Your
discussion should
         reflect the fact that the extent of the redemptions prior to the consummation of the
         Business Combination reduced the gross proceeds available to the company from the
         Business Combination. If the company is likely to have to seek additional capital, discuss
         the effect of this offering on the company   s ability to raise
additional capital.
7. Please also revise to disclose the minimum period of time that you will be able to conduct
FirstName LastNameAnil Mathews
       your planned operations using currently available resources. Refer to
Item 303(b)(1) of
Comapany   NameNear
       Regulation  S-K Intelligence, Inc.of SEC Release No. 33-8350.
                        and Section IV
June 8, 2023 Page 2
FirstName LastName
 Anil Mathews
FirstName   LastNameAnil Mathews
Near Intelligence, Inc.
Comapany
June 8, 2023NameNear Intelligence, Inc.
June 8,
Page 3 2023 Page 3
FirstName LastName
Transactions Involving the Selling Securityholders, page 117

8.       You indicate in your description of the BTIG Letter Agreement that
KludeIn   s
         management determined to allocate 50% of the deferred underwriting commission under the underwriting agreement to CF&CO (or its affiliates) for serving as a financial advisor that assisted KludeIn in consummating the Business Combination. Please disclose when this deferred underwriting commission was paid to CF&CO and whether it was paid in cash or shares.
Item 15. Recent Sales of Unregistered Securities., page II-2

9. Please disclose the exemption from registration claimed for each of the company's recent sales of unregistered securities.
General

10. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Matthew Derby,
Legal Branch Chief, at 202-551-3334 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Rosebud Nau, Esq.